UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Harris Interactive Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

414549105

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2012

(Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 414549105	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,364,452
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,364,452
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,364,452
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 414549105	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,364,452
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,364,452
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,364,452
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 414549105	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,364,452
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,364,452
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,364,452
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 414549105	13D	Page 5 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,364,452
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,364,452
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,364,452
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 414549105	Page 6 of 8 Page

This Amendment No. 3 to the joint statement on Schedule 13D with respect to the common stock, par value $.001 per share, of Harris Interactive Inc., a Delaware corporation, filed by certain of the undersigned on July 6, 2009 (the “Initial Filing”), as amended by an Amendment No. 1 filed by the undersigned on October 29, 2009 and as amended by an Amendment No. 2 filed by the undersigned on October 12, 2011 (the Initial Filing as so amended, the “Schedule 13D”), further amends the Schedule 13D as follows:

1. Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3.        Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 4,364,452 shares of Common Stock for $2,245,593.24 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

2. Items 5(a) and 5(b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 57,392,195 shares of the Common Stock issued and outstanding as of September 17, 2012, as reported in the most recent annual report of the Issuer on Form 10-K for its fiscal year ended June 30, 2012. All of the share numbers reported below, and on each Reporting Person’s cover page to the Schedule 13D, are as of October 10, 2012, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 4,364,452 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole voting and dispositive power over these shares and each of Messrs. Lynch and Scharfman has the shared authority to vote and dispose of these shares on behalf of the Fund. Accordingly, each of the Reporting Persons beneficially owns 4,364,452 shares of Common Stock, or approximately 7.6% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 4,364,452 shares of Common Stock, or approximately 7.6% of the outstanding shares of Common Stock.”

CUSIP No. 414549105	Page 7 of 8 Page

3. Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from August 11, 2012 (the date 60 days before the filing of this Amendment No. 3 to this Schedule 13D) until October 10, 2012:

Date of Purchase / Sale	Shares Purchased / (Sold) (#)	Avg. Purchase / Sale Price per Share ($)
8/17/2012	(100)	$1.3000
9/17/2012	(1,000)	$1.3000
9/18/2012	(200,000)	$1.3900
9/20/2012	(25,000)	$1.4506
9/28/2012	(2,700)	$1.4400
10/4/2012	(7,400)	$1.5645
10/5/2012	(69,030)	$1.4887
10/8/2012	(38,043)	$1.4876

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchases and sales, respectively, have been aggregated daily, and purchase and sale prices do not reflect brokerage commissions paid.”

4. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 414549105	Page 8 of 8 Page

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 10, 2012

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman